Stacie S. Aarestad
617.239.0314
fax 617.316.8245
saarestad@eapdlaw.com

July 14, 2006

BY FAX: (202) 772-9217

AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn:       Jim B. Rosenberg
                Senior Assistant Chief Accountant

Re: Dyax Corp.
                Form 10-K for Fiscal Year Ended December 31, 2005
                Commission File No. 0-24537

Dear Mr. Rosenberg:

On behalf of Dyax Corp. (“Dyax” or the “Company”) we submit this letter in response to the comment from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated July 6, 2006 relating to the Form 10-K of the Company for its fiscal year ended December 31, 2005 (the “Form 10-K”). Set forth below is the Staff’s comment followed by the Company’s response, which is numbered to correspond with the number set forth in the Staff’s comment letter. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis
Results of Operations
Revenues, page 34

Comment 1:  Please explain why you believe the $3 million milestone received in December 2005 from Genzyme for dosing the first patient in the pivotal EDEMA3 trial of DX-88 for HAE was at risk and substantive at the inception of the agreement to allow for immediate recognition in revenue.

Jim B. Rosenberg
July 14, 2006

Response:

Background

The Initial Agreement

On October 1, 1998, Dyax Corp. (“Dyax” or the “Company”) and Genzyme entered into a collaboration agreement (the “Initial Agreement”) for the development and commercialization of a molecule (DX-88), a Kallikrein inhibitor used in the treatment of hereditary angioedema (“HAE”) and other inflammatory diseases. This molecule was discovered by Dyax scientists and had been under development for a number of years (the first patent filing on this molecule was made in 1994) and was in preclinical development when Dyax entered into the Initial Agreement.  Under the terms of the Initial Agreement, Dyax and Genzyme agreed that:

•                  Dyax would remain responsible for the development of DX-88 until it had spent $6.0 million in program costs (the “Initial Funding Commitment”).

•                  Once the Initial Funding Commitment was satisfied a limited liability company would be formed (the “LLC”) and the rights to DX-88 would be assigned to the LLC.

•                  Once the LLC was formed, Dyax would sell Genzyme (at Genzyme’s option) a 50% interest in the LLC for an aggregate amount of $25,000,010, payable as follows:

o                 $10 (ten dollars) upon execution of the purchase agreement;

o                 $10.0 million upon the first full approval of a New Drug Application (“NDA”) (essentially completion of the R&D phase); and

o                 $5.0 million upon the approval of each subsequent NDA, up to a maximum of three such payments.

o                 There were no upfront payments as part of the Initial Agreement.

The Amended Agreement

By April 2002, Dyax had incurred costs in excess of $6 million in connection with the development of DX-88. Under the terms of the Initial Agreement, this represented the point at which Genzyme was required to decide whether or not to join Dyax in development of DX-88 and share in further expenses. However, based upon clinical data generated at that time, Genzyme was unwilling to commit to funding the further development of DX-88 and requested that the Initial Agreement be amended. Therefore, on May 31, 2002, Dyax and Genzyme

Jim B. Rosenberg
July 14, 2006

executed an amendment to the Initial Agreement (the “Amended Agreement”) that provided for the following:

•                  The formation of the LLC was deferred and the Initial Funding Commitment was extended, so that Dyax would remain responsible for the development of DX-88 until the completion of the first Phase II clinical trial for HAE.

•                  Genzyme was given a buy-in option (“Buy-In Option”) so that, once the amended Initial Funding Commitment was satisfied, it could elect whether or not to join Dyax in the further development of DX-88 (which would then trigger formation of the LLC).

•                  If Genzyme exercised its Buy-In Option, Dyax would sell Genzyme a 50% interest in the LLC for an aggregate amount of $25,000,010, payable in the same manner as set forth in the Initial Agreement.

•                  In addition, upon dosing the first patient in a pivotal clinical trial, Genzyme agreed to pay to Dyax an amount equal to 50% of the difference between the total program costs incurred prior to the satisfaction of the amended Initial Funding Commitment and $6.0 million, which is approximately $3.0 million (the “Milestone”). The Milestone essentially compensates Dyax for development work performed through the date that the first patient was to be dosed in a pivotal phase III clinical trial.

•                  Once development was completed, Dyax would manufacture (on an outsource basis) and Genzyme would market and sell DX-88 as the exclusive agent of the LLC. If Genzyme did not exercise the Buy-In Option the Amended Agreement would terminate.

Formation of Dyax-Genzyme LLC (originally known as Kallikrein LLC)

Dyax met the requirement under the amended Initial Funding Commitment in April 2003 (i.e., the completion of the first Phase II clinical trial for HAE). At that point, Genzyme exercised its Buy-In Option.

On June 19, 2003, Dyax formed the LLC (initially named Kallikrein LLC), contributed the intellectual property to the LLC and from that date forward, all the research and development of DX-88 for the treatment of HAE has been conducted through the LLC. Pursuant to its Buy-In Option, Genzyme acquired a 49.99% interest in the LLC.

In 2004, the LLC was renamed Dyax-Genzyme LLC.

Jim B. Rosenberg
July 14, 2006

Milestone Received in 2005

During the fourth quarter of 2005, Dyax dosed the first patient in a pivotal, placebo-controlled, worldwide, multi-center Phase III clinical trial, known as EDEMA3, which triggered the $3.0 million Milestone payment from Genzyme.

Dyax’s management consulted the relevant accounting literature, including SAB 104, Revenue Recognition, to determine the appropriate accounting treatment of the Milestone and concluded that the $3.0 million payment was substantive and at risk based upon the analysis detailed below. Based on this determination, including consideration of the four conditions for revenue recognition in SAB 104, Revenue Recognition, the Company recognized the $3.0 million payment received in December 2005 as revenue in the quarter ended December 31, 2005 under the Milestone-Based Method of accounting.

Milestone Summary

Amount	Milestone	Effort required	Completion
Milestone 1 $3 million	Dosing of first patient in Phase III pivotal clinical trial

All preclinical and clinical trials including, Phase I clinical trials, and Phase II clinical trials, as well as process development, manufacturing, and stability testing. Total program costs of $54 million of which Dyax’s portion was $33 million.

December 2005

Jim B. Rosenberg
July 14, 2006

Milestone 2 $10 million	FDA approval

All costs related to the remaining Phase III efforts as well as the FDA approval process and related manufacturing costs

Total incremental costs of $67 million of which Dyax is responsible for half or $33 million under the Dyax-Genzyme LLC arrangement

Expected in 2008

The remaining potential milestone payments of $15.0 million relate to other potential indications for DX-88 which, at this point, are not being pursued by Dyax or Genzyme. Accordingly, efforts related to the subsequent indications are not expected for the foreseeable future and may not occur.

Milestone was “Substantive” and “At Risk”

In assessing the appropriate accounting treatment, Dyax management considered the following:

1.                                       Was substantive effort required to reach the Milestone?

Yes, substantive effort was required by Dyax to meet the Milestone. Dyax developed DX-88 for seven years from inception of the Initial Agreement through the achievement of the Milestone with total program costs of $54 million. Of that $54 million, Dyax was responsible for $33 million and Genzyme was responsible for the remaining $21 million. These substantive efforts included preclinical studies, a nine-patient, dose ranging, Phase II clinical trial in Europe, known as EDEMA0, completed in March 2003, a 48-patient, dose escalating placebo-controlled Phase II clinical trial, known as EDEMA1, completed in May 2004, and an open-label, multi-center, repeat dose Phase II clinical trial known as EDEMA2. These efforts also included substantive ancillary activities, such as   process development, small scale and commercial scale-up manufacturing, assay development and long term stability testing, which were required to reach the Milestone.

Jim B. Rosenberg
July 14, 2006

2.                                       What labor and other costs were required to achieve the Milestone?

A significant amount of labor and costs were incurred by Dyax to reach the Milestone. There was approximately $54 million of program development costs ($33 million was Dyax’s portion) from inception through December 2005. These included the costs of preclinical studies, three Phase II clinical trials and the initiation of a Phase III clinical trial, as well as well as costs incurred in connection with manufacturing, process development, stability testing, and other related activities. The nature of the costs included internal and external labor, and contract manufacturing.

3.                                       What type of skill was required to achieve the Milestone?

Specialized skill was required to develop DX-88 to the point of achievement of the Milestone. Dyax proprietary technology led to the discovery and early development of DX-88. Through the course of development, Dyax was required to hire personnel with substantial clinical and regulatory expertise, including a full staff of clinical research associates and consultants to enroll, support and manage the investigators and institutions involved in the DX-88 clinical trails   By the time the Milestone was achieved, Dyax had amassed an in-depth knowledge of the molecule and its characteristics as well as extensive knowledge of the disease indication and patient population. Dyax had also formed valuable relationships with clinical sites and leaders in the field that were integral to the achievement of the Milestone.

4.                                       How certain is achievement of the Milestone?

The success associated with achieving the Milestone was not certain. The development of biopharmaceutical drugs is subject to rigorous clinical trials and regulatory approvals and Dyax lacked experience in conducting these trials. Positive results from preclinical testing and early clinical trials do not guarantee success in later stage clinical trials or FDA approval. Data obtained in preclinical and clinical trials are also subject to interpretation by the FDA and other regulatory bodies. Achievement of the Milestone required a large number of expensive and time consuming activities. The ability to enroll sufficient patients for a clinical trial is also a significant uncertainty. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, alternative therapies, competing clinical trials and new drugs approved for the conditions Dyax is investigating.  In the case of HAE, the patient population is very small (HAE actually qualifies

Jim B. Rosenberg
July 14, 2006

as an orphan indication in the U.S. and the E.U.) and patient enrollment is a slow and expensive process. Consequently, achievement of the Milestone was also directly dependent on Dyax’s ability to secure financing to support these activities.

It is important to note that although the Milestone was contingent upon all of the specific achievements outlined in the preceding paragraph, once it was paid to Dyax it was not subject to any further contingencies. Dyax has no obligation to repay any amount of the Milestone regardless of the future status of the program.

5.                                       Was the amount of the Milestone reasonable in light of the effort required to achieve that milestone?

The Milestone payment was a contingent payment earned after a significant amount of effort and costs were incurred by Dyax as opposed to an upfront payment with little or no effort or costs incurred at the time of payment. The amount of the Milestone ($3 million) is reasonable in proportion to the effort required to achieve the milestone ($54 million in program costs with $33 million as Dyax’s portion through December 2005). The Milestone as a percentage of total program costs was 6% ($3 million/$54 million) upon achievement of the Milestone in December 2005. The Milestone as a percentage of total program costs of 6% is reasonable when compared to the total milestones of $13 million ($3 million for the Milestone plus the $10 million potential milestone upon FDA approval) as a percentage of total program costs of 11% ($13 million/$121 million in total program costs through FDA approval). Similarly, the Milestone as a percentage of Dyax related program costs of 9% ($3 million/$33 million for Dyax related program costs upon achievement of the Milestone in December 2005) is reasonable when compared to the total milestones of $13 million as a percentage of the total Dyax related program costs of 19% ($13 million/$67 million of Dyax related expected program costs through FDA approval).

If the total program costs were measured from the point the Milestone was introduced into the Amended Agreement (May 2002), as opposed to the inception of the collaboration (October 1998), through the achievement of the Milestone in December 2005, the total program costs would be reduced by $6 million to $48 million with $27 million as Dyax’s portion. The Milestone as a percentage of total program costs would remain at 6% ($3 million/$48 million) which continues to be reasonable when compared to the total milestones of $13 million as a percentage of total program costs of 11% ($13 million/$115 million in total program costs from the signing of the Amended Agreement through FDA

Jim B. Rosenberg
July 14, 2006

approval). Similarly, the Milestone as a percentage of Dyax related program costs would remain at 9% ($3 million/$27 million for Dyax related program costs from the signing of the Amended Agreement through achievement of the Milestone in December 2005) which continues to be reasonable when compared to the total milestones of $13 million as a percentage of the total Dyax related program costs of 21% ($13 million/$61 million of Dyax related expected program costs from the signing of the Amended Agreement through FDA approval).

Please see Exhibit A for detail regarding total program costs and an associated time line.

6.                                       How does the elapsed time between the payments compare to the effort required to reach the milestone?

The expected elapsed time between payments of milestones ($3 million for first pivotal trial and $10 million for FDA approval) is expected to be approximately 2-3 years which includes total budgeted program costs of approximately $67 million (Dyax’s share is expected to be approximately $33 million). The elapsed time and the amount of the costs to get to FDA approval are inherently uncertain, but represent the Company’s best estimates and are not unreasonable for drug development within the biopharmaceutical industry.

Based on the assessment discussed above, Dyax management believes that the receipt of the Milestone represented the culmination of a separate earnings process and the achievement of defined goals worthy of the $3.0 million payment received and that the remaining milestone payments are believed to be reasonable when compared to its estimates of the remaining effort required to achieve them. Dyax management believes that the Milestone was both “substantive” and “at risk” and, therefore, the Milestone-Based method is an appropriate method of accounting. In addition, the four criteria for revenue recognition as outlined in SAB 104, Revenue Recognition, have been satisfied:  there is pervasive evidence of an arrangement (the Initial and Amended Agreements), collectibility is reasonable assured (the $3.0 million was received in December 2005 and is non-refundable), the fee is fixed or determinable (the amount of the Milestone was specified in the Amended Agreement), and delivery has occurred (Dyax provided services for a period of seven years to achieve the Milestone).  Accordingly, the $3.0 million milestone payment was recognized as revenue when it was received in the fourth quarter of 2005.

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the

Jim B. Rosenberg
July 14, 2006

Commission from taking any action with respect to the Form 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information concerning the Form 10-K, please call me at (617) 239-0314. Thank you for your attention to this matter.

Very truly yours,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:                                 Henry E. Blair (Dyax Corp.)
Ivana Magovcevic-Liebisch (Dyax Corp.)
Nathaniel S. Gardiner, Esq.

EXHIBIT A
Dyax-Genzyme Collaboration
DX-88 for HAE

Initial Agreement

Initial Funding Commitment---------------------|

Initial Agreement		Buy-In Option
Oct-98	$6M Dyax	$6M in Program Costs
Apr-02
Program Expenses To Date = $6M

Amended Agreement

Initial Funding Commitment------------------------------------------------------------|

		Amended Agreement		Buy-In Option		$3M Milestone		$10M Milestone
		May-02	$6M Dyax	Phase II Trial Completion	$42M Dyax-Genzyme LLC*	Phase III Commencement	Estimated $67M Dyax-Genzyme LLC	($13M Cumulative Milestones)
				Apr-03		Dec-05		FDA Approval 2008
				Program Expenses To Date = $12M		Program Expenses to Date = $54M		Estimated Program Expenses to Date = $121M

				Dyax Portion=$12M		Dyax Portion=$33M		Dyax Portion=$67M

						Milestone as a % of Program to Date Effort		Total Milestones as a % of Program to Date Effort
						6%		11%

						Milestone as a % of Dyax’s Portion of Program to Date Effort		Total Milestones as a % of Dyax’s Portion of Program to Date Effort 19%
9%

*                    The first quarter of program expenses after Genzyme exercised its Buy-In Option were paid by Genzyme to Dyax as the LLC structure was not finalized until Q3 2003